

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 4, 2015**
> **File No. 333-198986**

Dear Mr. French:

We have reviewed your response to our letter dated January 28, 2015 and have the following additional comments.

Nine months ended September 30, 2013 and 2014 (unaudited), page 107

1. We note that the decreases in the fair value of your brand contracts with EJ Manuel and Vernon Davis of $265,878 and $183,864, respectively, as a result of reductions in expected endorsement income or the timing of receipt of endorsement income as discussed in the second paragraph on page 107 total approximately $450,000 rather than $390,000 as indicated in the last sentence of the second paragraph on page 107. Please advise or revise as appropriate.

Michael Brockers Brand Contract, at Estimated Fair Value, page 125

2. We note your response to our prior comment 2 and the revisions to the table on page 126. However, it still appears that the amount within Category A related to estimated lifetime brand income under the current NFL player contract with Michael Brockers does not agree with the amount presented on page 160 as available brand income under his NFL player contract. Please explain the reasons for this discrepancy or revise the tables so that the amounts agree.

Exhibit 23.3

3. We note that the report date on page SR-MB-2 of the document has been revised. Please revise the corresponding consent included as Exhibit 23.3 to reference the correct report date as shown on SR-MB-2 of the document of February 4, 2015 rather than January 16, 2015.

<u>Other</u>

4. Please update the financial statements and related disclosures included in your Form S-1 registration statement as necessary to comply with Rule 8-08 of Regulation S-X.

      You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel at (202) 551-3811 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

                                    Sincerely,

                                      /s/ Justin Dobbie

                                      Justin Dobbie
                                      Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
         Latham & Watkins LLP